Exhibit (a)(5)(R)

The following is an excerpt from the transcript of Thermo Fisher’s CEO remarks given on March 6, 2024 at the TD Cowen 44th Annual Health Care Conference:

I’m very excited about Olink. We’re working through the regulatory process. And when I think about that, we’re on target. We’re on track to close that the middle of the year. I cannot wait to welcome our new colleagues from Olink, just a spectacular team, and we look forward to having them be part of Thermo Fisher Scientific.

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